April 6, 2007
Via EDGAR and Federal Express
Kate Tillan
Martin James
Tara Harkins
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Volterra Semiconductor Corporation Form 10-K for the Year Ended December 31, 2006 Filed March 8, 2007 File No. 000-50857
Ladies and Gentlemen:
     We are submitting this response to your letter dated March 28, 2007 (the “Comment Letter”), setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2006 (the “Annual Report”) of Volterra Semiconductor Corporation (the “Company”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.
Form 10-K for the Year Ended December 31, 2006
1.	We note that you present non-GAAP financial measures such as non-GAAP gross margin and non-GAAP income from operations as a percentage of revenue. Please note that non-GAAP performance measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your future filings to remove these non-GAAP measures. Alternatively, please explain to us why you believe you are in compliance with Item 10(e)(1)(ii)(B) of Regulation S-K and provide your proposed disclosure for your future filings. In preparing your draft disclosures, please consider the guidance in

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Question 8 of FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 and SAB Topic 14(G).

Response:
     In response to the Staff’s comment, please note that we will remove this non-GAAP financial information from our disclosures in our future periodic reports.
2.	Please revise your future filings to remove the total captions and amounts from the stock-based compensation table included as footnote (*) on the face of your consolidated statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement caption. That guidance also indicates that you may present the information in notes to the financial statements or within MD&A.

Response:
     In response to the Staff’s comment, please note that we will remove the total captions and amounts from the stock based compensation table included as footnote (*) from our consolidated statements of operations and revise our disclosure for stock-based compensation charges to be in accordance with the options indicated in SAB topic 14-F.
3.	We note that you record allowances at the time of the sale to provide for estimated future returns and allowances. We further note from page 27 that you give certain allowances to your US distributors and that you have made no sales to these distributors for the reporting periods presented. Please tell us and revise your future filings to disclose the nature of the allowances granted and how you account for them. Cite the accounting literature relied upon in reaching your conclusion. Refer to the guidance in SAB Topic 13 and EITF 01-9.

Response:
     In response to the Staff’s comment, we supplementally advise the Staff that the Company has not made sales at any time to U.S. distributors, and as a result, we have not given any allowances to such distributors. Please note that the sentence on page 27 in the Revenue Recognition disclosure which reads “U.S. distributors typically receive sales price rebates and have inventory return privileges” is intended to advise the reader that such practices are common in our industry, and is not intended to describe Volterra’s current practices; we will revise our disclosure in future periodic filings to better clarify this point. When and if the Company engages in business with a U.S. distributor, we will evaluate the actual terms and conditions of our sales at that time and ensure that we are in compliance with SAB topic 13 and EITF 01-09 as appropriate. Furthermore, at such time we will expand our disclosure to include the nature of the allowances granted and to describe the accounting treatment for sales to U.S. distributors.

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     We further advise the Staff that sales to international distributors and other customers such as OEMs, ODMs, CEMs, and power supply manufacturers are all made under the terms and conditions described in Note 2(g) of the Annual Report. We offer limited rights of return related to the Company’s standard warranty provision which provides that products will be free from defects of material and workmanship under normal use and service for a period of one (1) year from shipment. The Company’s warranty obligations are limited to, at its sole option, replacing or giving credit for any products which are returned to the Company and are deemed by the Company to be defective. The Company reduces revenue in the period of shipment for estimated future returns though an allowance for sales returns.
4.	We note that you provide a one year standard warranty to your customers. Please tell us and revise future filings to explain how you are accounting for these warranties and to provide the disclosures required by paragraph 14 of FIN 45. In addition, explain why you record warranties, similar to SFAS 48, as a reduction to revenue for an estimated return and not as a cost of your sales. Discuss whether the warranty returns to which you refer in your disclosure result in a cancellation of the sale or your replacement or repair of the product sold. Tell us and revise your future filings to disclose the nature of these returns.

Response:
     In response to the comment, we supplementally advise the Staff that the Company provides for its warranty obligations through the allowance for sales returns. We will revise our subsequent filings to clarify that our allowance for sales returns is related to returns under our standard warranty. The disclosures required by paragraph 14 of FIN 45 are encompassed in the information disclosed in the table in Note 9 to the Company’s consolidated financial statements contained in the Annual Report.
     We further advise the Staff that we record our warranty obligation to our customers under SFAS 48 as a reduction of revenue, and do not record our warranty obligation under SFAS 5 which would require us to charge cost of sales. When a customer submits a claim, the Company requires that the customer return the products, and at the Company’s discretion we will either issue a credit memo or ship replacement products. Due to the technological complexity and low per unit cost associated with our products, it is not feasible to repair defective products and is instead more economical to ship replacements. As it is the Company’s practice to cancel the sale pursuant to a warranty claim, we believe that SFAS 48 is the more appropriate accounting literature to follow than SFAS 5.
     Respectfully, we believe we have disclosed the nature of these returns in Note 2(g) which reads in part, “Sales returns must be authorized by Volterra and are generally limited to instances of potential product failure under the Company’s standard warranty that provides that products will be free from defects for a period of one year from shipment.”

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Form 8-K Dated January 29, 2007
5.	We note that you present your non-GAAP measures in the form of statements of operations. This format may be confusing to investors as it reflects several non-GAAP measures, including but not limited to, non-GAAP net revenue, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, and non-GAAP income from operations which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. To eliminate investor confusion, please remove the non-GAAP statements of operations from all future filings. Instead, only disclose those non-GAAP measures used by management and which you intended to provide to investors (such as, non-GAAP net income, non-GAAP diluted earnings per share) with the appropriate reconciliations to the most directly comparable GAAP measure.
     Response: In response to the Staff’s comment, please note that we will revise our format for reconciling non-GAAP measures to the most directly comparable GAAP measure, replacing the non-GAAP statements of operations with a table disclosing and reconciling only those non-GAAP measures that will be used by management or disclosed to investors. We will review and revise our disclosures as appropriate, to further highlight why we believe each measure provides useful information to investors.

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     Volterra hereby acknowledges that the adequacy and accuracy of the disclosure in our filings is the responsibility of Volterra, Volterra acknowledges that Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing. Volterra hereby also acknowledges that Volterra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.
     Please do not hesitate to contact me at (510) 743-1282 if you have any questions or would like additional information regarding this response letter.
Sincerely,
/s/ David Oh
David Oh
Director of Legal Affairs

cc:	Jeff Staszak, President and Chief Executive Officer Greg Hildebrand, Vice President of Finance and Chief Financial Officer Gordon K. Ho, Esq., Cooley Godward Kronish LLP, counsel to the Company

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